SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

DEVELOPMENT BANK OF JAPAN

(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

RIKIZO MATSUKAWA

Development Bank of Japan

New York Representative Office

Suite 830

1251 Avenue of Americas

New York, New York 10020

Copies to:

JOHN D. YOUNG, Jr.

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

The registrant is filing this annual report on a voluntary basis.

In connection with the offer, issuance and sale by Development Bank of Japan (the “Bank”) of ¥75,000,000,000 aggregate principal amount of its 1.05% Japanese Yen Guaranteed Bonds Due June 20, 2023 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the “Annual Report”) as follows:

1. The following additional exhibits are hereby added to the Annual Report:

Exhibit Number		Description
5.	A.	Opinion, including consent and address, of Tomotsune & Kimura, Japanese counsel to the Bank and Japan, in respect of the validity of the Bonds

	B.	The names and addresses of the Underwriters of the Bonds

	C.	Underwriting Agreement, dated June 25, 2003, relating to the Bonds and guarantee thereof

	D.	Fiscal Agency Agreement, dated as of June 25, 2003, relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account the Bank in connection with the sale of the Bonds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 25th day of June 2003.

DEVELOPMENT BANK OF JAPAN

By:	/s/ RIKIZO MATSUKAWA
Rikizo Matsukawa Chief Representative New York Representative Office

EXHIBIT INDEX

Exhibit Number		Description
5.	A.	Opinion, including consent and address, of Tomotsune & Kimura, Japanese counsel to the Bank and Japan, in respect of the validity of the Bonds

	B.	The names and addresses of the Underwriters of the Bonds

	C.	Underwriting Agreement, dated June 25, 2003, relating to the Bonds and guarantee thereof

	D.	Fiscal Agency Agreement, dated as of June 25, 2003, relating to the Bonds and guarantee thereof (with forms of Bond and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account the Bank in connection with the sale of the Bonds